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PART 1

THE FACILITY

1.

The Facility

1.01

The Lenders grant to the Borrower upon the terms and subject to the conditions hereof a term loan and revolving credit facility of up to a maximum principal amount of Thirty Five Million Pounds (£35,000,000).

1.02

The Facility shall be divided into 2 parts designated Tranche A and Tranche B.

1.03

Tranche A shall comprise a term loan facility of up to Twenty Four Million Pounds (£24,000,000). Advances under Tranche A once repaid may not be redrawn.

1.04

Tranche B shaI1 comprise a revolving credit facility of up to Eleven Million Pounds (£11,000,000). Amounts may be drawn under Tranche B by way of Advances, any of which may be repaid and re-borrowed subject to and upon the terms and conditions contained herein.

2.

Purpose and Application of Advances

2.01

The purpose of Tranche A is to enable the Borrower to discharge its obligations to the Vendor under Clause 4 of the Share Purchase Agreement and accordingly the Borrower shall apply all amounts borrowed by it hereunder in or towards satisfaction of such purpose; the purpose of Tranche B is to assist the Borrower in funding the start up, product development and all related costs incurred or to be incurred in connection with the execution and compliance with the terms of the ITV Contract and the development of an interactive gaming capability.

2.02

Subject to the terms of this Agreement and in particular to Clause 2.01, Advances may be made to the Borrower under Tranche A on the Completion Date. Advances under Tranche A once repaid may not be redrawn.

2.03

Subject to the terms of this Agreement and in particular Clause 2.01, Advances may be made under Tranche B at any time during the Availability Period.

2.04

Without prejudice to the obligations of the Borrower under Clause 2.01, neither the Agent, the Lenders nor any of them shall be obliged to concern themselves with the application of Advances.

3.

Conditions Precedent

3.01

Deleted.

3.02

Deleted.

3.03

Deleted.

4.

Nature of Lenders’ Obligations

4.01

The obligations of each Lender under the Financing Documents are separate and not joint and several and the total amounts outstanding at any time under the Financing Documents and due to each Lender constitute separate and independent debts.

4.02

The failure by a Lender to perform its obligations hereunder shall not affect the obligations of the Borrower towards any other party hereto nor shall any such other party be liable for the failure by a Lender to perform its obligations hereunder.

5.

Rights of Borrower

5.01

Only the Borrower may draw down Advances under Tranche A.

5.02

Only the Borrower may draw down Advances under Tranche B.

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PART 2

AVAILABILITY OF THE FACILITY

6.

Availability of the Facility

6.01

Save as otherwise provided herein, an Advance in respect of Tranche B will be made by the Lenders to the Borrower on its request if:

(a)

not later than 11.00 a.m. on the business day prior to the proposed date for the making of such Advance, the Agent has received from the Borrower a Drawdown Notice therefor, which shall be irrevocable and receipt of which shall oblige the Borrower to borrow the amount therein requested on the date therein stated upon the terms and subject to the conditions contained herein;

(b)

the proposed date for the making of such Advance is a date prior to the Final Repayment Date;

(c)

the proposed date for the making of such Advance is not less than three business days after the date upon which an Advance was last made but nothing in this sub-clause shall prevent any number of Advances being made on the same date;

(d)

subject to the provisions of paragraph (h) below, the proposed amount of such Advance is less than or equal to the Available Tranche B Facility, and unless the Agent otherwise agrees, is an integral multiple of Five Hundred Thousand Pounds (£500,000) or is the balance of the Available Tranche B Facility;

(e)

the Term relating thereto is for a period of one, two, three or six months or such other period as may be agreed between the Borrower and the Lender;

(f)

no more than 6 Advances are outstanding under this Agreement following the making of such Advance;

(g)

either:

(i)

no Event of Default or Potential Event of Default has occurred and is continuing or would result from the making of an Advance and the representations and warranties set out in Clause 17 are true and correct in all respects on and as of the proposed date for the making of such Advance; or

(ii)

each of the Lenders agrees (notwithstanding any matter mentioned at (a) above) to participate in the making of such Advance;

(h)

the proposed amount of such Advance is, in the case of an Advance to be made available prior to receipt by the Agent of a copy, certified as a true copy of the Agreed Financial Model or Updated Projections (as applicable), less than or equal to £2,000,000 less any outstanding Advances in respect of Tranche B as at the proposed date for making such Advance. For the avoidance of any doubt, the Agreed Financial Model or Updated Projections (as applicable) shall be in a form and substance satisfactory to the Agent and the Lenders.

6.02

Each Lender will participate through its Facility Office in its Pro Rata Percentage of each Advance.

6.03

If a Lender’s Commitment is reduced in accordance with the terms hereof after the Agent has received the Drawdown Notice for an Advance, then the amount of that Advance shall be reduced accordingly.

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PART 3

INTEREST

7.

Interest Periods

7.01

The period for which an Advance under Tranche A is outstanding shall be divided into successive periods each of which (other than the first which shall start on the date of drawdown of the Advance) shall start on the expiry of the preceding period.

7.02

Save as otherwise agreed between the Borrower and the Lenders, the duration of each Interest Period shall be for one, two, three, or six months, in each case as the Borrower may (save in the case of the first Interest Period in relation to an Advance when the selection shall be made in the Drawdown Notice) select by not less than three business days' prior notice to the Agent. If the Borrower fails to give such notice the duration of that Interest Period shall be six months.

7.03

Any Interest Period which would otherwise end during the month preceding or extend beyond the Final Repayment Date shall be of such duration that it shall end on the Final Repayment Date.

7.04

The Agent and the Borrower may agree to adjust the length of any Interest Period as they may consider appropriate in order that such Interest Period ends on the day on which any payments are to be made in relation to any Permitted Hedging Transaction.

8.

Interest

8.01

On the last day of each Interest Period (or in the case of an Interest Period of more than three months duration on the last day of the first three months from the start of the relevant Interest Period and thereafter on the last day of each period of three months falling thereafter or, if earlier, the last day of the relevant Interest Period) the Borrower shall pay accrued interest on the Advance to which such Interest Period relates and on the Repayment Date applicable to any Advance under Tranche B the Borrower shall pay accrued interest on that Advance for its Term.

8.02

The rate of interest applicable to an Advance shall be the rate per annum which is the sum of the Applicable Margin for the relevant Interest Period or Term, LIBOR for the relevant Interest Period or Term and Mandatory Costs as determined by the Agent.

8.03

Interest and fees shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

9.

Alternative Interest Rates

9.01

If the Agent acting reasonably determines that as a result of circumstances applying in the London Interbank Market generally at 11.00 a.m. on the Quotation Date for an Interest Period or Term the Screen Rate is not available and only one or none of the Reference Banks was offering deposits in Sterling to prime banks in the London Interbank Market for the proposed duration of such Interest Period or Term or that otherwise LIBOR cannot be determined or if the Agent shall have received notice from a Lender or Lenders whose participations in an Advance constitute at least one-third in aggregate of that Advance that LIBOR does not fully reflect their cost of funding their respective participations in the relevant Advance, then, notwithstanding the provisions of Clauses 7 and 8:

(i)

the Agent shall notify the Borrower and the Lenders of such event;

(ii)

the duration of that Interest Period or Term shall be one month;

(iii)

if the Agent or the Borrower so requires within five business days of such notification, for the immediately following period of thirty business days the Agent, the Lenders and the Borrower shall enter into negotiation in good faith with a view to agreeing a substitute basis (a) for determining the rates of interest from time to time applicable to Advances and/or (b) upon which such Advances may be made and maintained thereafter, in both cases on the basis that the net return to the Lenders shall be the same as it would have been had such event not occurred. If a substitute basis is agreed it shall apply in accordance with the terms agreed retrospectively as appropriate to all Advances made or renewed since the Agent's notification referred to in Clause 9.01(i) and Advances may thereupon again be made on the substitute basis for so long as such circumstances shall prevail;

(iv)

for so long as such circumstances prevail and provided that a substitute basis as specified in sub-Clause (iii) above has not been agreed the rate of interest applicable to Advances shall be the rate per annum which is the sum of the Applicable Margin, Mandatory Costs as determined by the Agent and in relation to each Lender’s participation in Advances the rate rounded upwards (if necessary) to four decimal places notified by such Lender to the Agent as that which expresses as a percentage rate per annum the cost to such Lender of funding from whatever reasonable sources it may select an amount equal to its participation in such Advance for delivery on the first day of such Interest Period or Term and for repayment at the end of such Interest Period or Term; and

(v)

for so long as such circumstances prevail the Agent and the Borrower shall from time to time, but at least monthly, review whether such circumstances still prevail, with a view to returning to the normal provisions of this Agreement.

9.02

If the alternative interest rate charged by any Lender pursuant to Clause 9.01(iv) is unacceptable to the Borrower, the Borrower may (within 30 days of the setting of the rate referred to in Clause 9.01(iv) above) on not less than five business days’ written notice by the Borrower to the Agent prepay such Lender’s share of all (but not some only) Advances and on the giving of such notice:

(i)

such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii)

if the Agent on behalf of such Lender so requires, the Borrower shall on the expiry of such notice prepay such Lender’s share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

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PART 4

REPAYMENT, RE-UTILISATION, CANCELLATION AND PREPAYMENT

10.

Repayment and Re-Utilisation

10.01

Unless earlier repayment is required under the terms of this Agreement and subject to the Inter Creditor Agreement, the Borrower will repay the principal amount advanced under Tranche A on the Final Repayment Date.

10.02

Unless earlier repayment is required under the terms of this Agreement and subject to the Intercreditor Agreement, the Borrower shall repay in full on the Final Repayment Date all Advances borrowed by it and outstanding in respect of Tranche B together with all interest accrued thereon.

10.03

Subject to the provisions of this Agreement, the Borrower may repay (in whole or in part) an Advance outstanding under Tranche B on the Repayment Date applicable to it by giving written notice to the Agent not later than 10.00am three business days prior to such Repayment Date. Such notice shall be irrevocable and shall commit the Borrower to repaying the Advance specified therein.

10.04

Subject to no Event of Default or Potential Event of Default having occurred and the Agent being satisfied that the representations and warranties set out in Clause 17 are true and correct in all respects on and as of the proposed date for the renewal of the Advance, the Borrower may renew (in whole or in part) an Advance borrowed by it and outstanding under Tranche B on the Repayment Date applicable to it by giving to the Agent not later than 10.00 a.m. three business days before such Repayment Date a Renewal Request specifying the Advance or part thereof to be renewed (by reference to the amount thereof and its Repayment Date) and the Term applicable thereto (being the period for which the Advance or part thereof is to be renewed being a period of one, two, three or six months or such other period as may be agreed between the Borrower and the Lender ending not later than the Final Repayment Date) and confirming that at the date of the Renewal Request the representations and warranties set out in Clause 17 are true and correct in all respects. If the Borrower makes a Renewal Request as aforesaid such Advance or part thereof shall (subject to the other provisions of this Agreement) be renewed in accordance with the Renewal Request.

10.05

On the same conditions as those set out in Clause 10.04, each Advance outstanding under Tranche B will be automatically renewed on each Repayment Date applicable to it for a Term of the same period (or ending on the Final Repayment Date if it would otherwise end thereafter) as prior to the relevant Repayment Date for such Advance unless a Renewal Request has been given under Clause 10.04 or a repayment notice under Clause 10.03 and the Borrower shall, except as aforesaid, be deemed for all the purposes of this Agreement to have given a Renewal Request in respect of such Advance specifying such Term.

10.06

The Borrower shall repay each Advance borrowed by it and outstanding under Tranche B in full on the Repayment Date relating thereto unless such Advance or part thereof has been renewed in accordance with Clause 10.04 or 10.05 in which case the non-renewed part (if any) of such Advance shall be so repaid. Without prejudice to the Borrower's repayment obligations in accordance with the foregoing, the Borrower hereby irrevocably instructs the Agent to apply the proceeds of any new Advance which is made on the Repayment Date in relation to any existing Advance in or towards repayment of such existing Advance.

10.07

Any Renewal Request once given by the Borrower shall be irrevocable and shall commit the Borrower specified to renew the Advance specified therein.

11.

Cancellation and Prepayment

11.01

The amount of the Available Tranche B Commitments shall be reduced to the amount outstanding under Tranche B as at close of business on the date of expiry of the Availability Period on such date.

11.02

The Borrower may, by giving to the Agent not less than thirty business days' prior notice to that effect, cancel the whole or any part (being an amount or integral multiple of Two Hundred and Fifty Thousand Pounds (£250,000) of any of the Available Tranche B Facility. Any such cancellation shall reduce the Available Tranche B Commitment.

11.03

The Borrower may, if it has given to the Agent not less than thirty days' prior written notice to that effect, prepay the whole or any part of any Advance of Tranche A or Tranche B (as applicable) made to it (being in the case of an Advance under Tranche A an amount or integral multiple of Two Million Pounds (£2,000,000) or in the case of an Advance under Tranche B an amount or integral multiple or Two Hundred and Fifty Thousand Pounds (£250,000) or the balance of the amount of Tranche A or Tranche B (as applicable) outstanding under this Agreement).

11.04

Any notice of cancellation or prepayment given by the Borrower pursuant to Clauses 11.02 or 11.03 shall be irrevocable, shall specify the date upon which such cancellation or prepayment is to be made and in the case of a notice of prepayment shall oblige the Borrower to make such prepayment on such date.

11.05

On receipt by any member of the Group of any Net Proceeds the Borrower shall procure that an amount equal to such Net Proceeds shall forthwith be applied in prepaying Advances under the Facility.

11.06

The Borrower shall not repay or prepay all or any part of any Advance except at the times and in the manner expressly provided for in this Agreement and, except at the times and in the manner provided for in this Agreement, shall not be entitled to re-borrow any amount repaid or prepaid. Any prepayments shall be made together with accrued interest thereon and all other amounts payable under this Agreement in relation to the amount prepaid calculated up to the date of prepayment.

11.07

The Borrower shall prepay all amounts outstanding under this Agreement (and the amount of the Commitments will be reduced to nil) on the occurrence of a Change of Control.

11.08

Any prepayment or cancellation in accordance with the terms of this Clause 11 shall be without any premium or fee except for any breakage costs payable to the Lenders pursuant to Clause 22.04 except that (subject to Clause 32.04) where any prepayment or cancellation is made pursuant to, in contemplation of or otherwise in connection with a refinancing of the Facility by any person other than the Lenders, the Borrower shall on the date of prepayment pay the Agent for account of the Lenders a prepayment fee equal to zero point five per cent. (0.5%) of the amount prepaid and/or cancelled on the business day immediately prior to such prepayment or cancellation.

11.09

Where any amount to be prepaid under Clause 11.05 is received by the Agent during an Interest Period, the Agent will (subject to the terms of Clause 11.11) retain such amount in a Security Account until the end of such Interest Period and will apply such amount against the relevant Advance on the expiry of such Interest Period.

11.10

Sums held by the Agent under Clause 11.09 will be placed in a Security Account pending application against the relevant Advance and the interest earned on such account will be applied by the Agent towards the interest due in respect of the relevant Advance at the time the amount is applied in prepayment of such Advance. The rate of interest payable on such account will be the best commercial deposit rate payable by the Agent for sums equivalent to the amount credited to the Security Account for the anticipated duration of the deposit.

11.11

The Borrower may by written notice to the Agent require that any Interest Period be broken and that the proceeds arising under Clause 11.05 be applied immediately towards prepayment of the relevant Advance subject to payment of any breakage costs thereby incurred by the Lenders.

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PART 5

CHANGES IN CIRCUMSTANCES

12.

Taxes

12.01

All payments to be made by or on behalf of the Borrower to any person hereunder shall be made free and clear of and without deduction for or on account of Taxation unless the Borrower is required by law to make such a payment subject to the deduction or withholding of Taxation, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such person receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

12.02

Without prejudice to the provisions of Clause 12.01, if any Lender, or the Agent on its behalf, is required to make any payment on account of Taxation or otherwise (not being Taxation imposed on its overall net income or gains) on or in relation to any sum received or receivable hereunder by such Lender or the Agent on its behalf (including, without limitation, any sum received or receivable under this Clause 12) or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or the Agent, the Borrower shall promptly indemnify the Agent, and such Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

12.03

A Lender intending to make a claim pursuant to Clause 12.01 shall notify the Agent of the event by reason of which it is entitled to do so upon it becoming aware of the same, whereupon the Agent shall notify the Borrower thereof. The Borrower may (within 30 days of the giving of such notification to the Borrower) on not less than five business days' written notice by the Borrower to the Agent prepay such Lender's share of all (but not some only) Advances and on the giving of such notice:

(i)

such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii)

if the Agent on behalf of such Lender so requires, such Lender’s participation in Advances under Tranche B shall not be capable of renewal under Clauses 10.05 and 10.06 and the Borrower shall on the expiry of such notice prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

12.04

No additional amount will be payable to a Lender under Clause 12.01 as a result of any deduction, withholding or payment of United Kingdom Taxation to the extent that at the time such deduction, withholding or payment requires to be made such Lender is not a Qualifying Bank and such deduction, withholding or payment would not have been required to be made if such Lender had been a Qualifying Bank unless the reason such Lender is not a Qualifying Bank is a change of any law, treaty or directive or in the application or interpretation thereof or in any practice or concession of the United Kingdom Inland Revenue, in each case after the date of this Agreement.

12.05

Each Lender hereby confirms to the Borrower and the Agent that as at the date of this Agreement (or if later the date on which such Lender becomes a party to this Agreement) it is a Qualifying Bank and that it shall forthwith notify the Borrower and the Agent if this confirmation ceases to be correct.

13.

Tax Receipts

13.01

If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), the Borrower shall promptly notify the Agent.

13.02

If the Borrower makes any payment hereunder in respect of which it is required pursuant to applicable law to make any deduction or withholding it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Agent for each Lender, within thirty days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Lender's share of such payment.

13.03

If, following the imposition on the Borrower of a requirement to pay an additional amount under Clause 12.01 or Clause 13.02 (a “Tax Payment”) and the payment by the Borrower of such amount, any Lender in its sole opinion and based on its own interpretation of any relevant laws or regulations (but acting in good faith) effectively obtains a refund of tax or credit against tax (a “Tax Credit”) which in its sole opinion (acting in good faith) is identifiable as being attributable to the Tax Payment and is quantifiable by it without requiring to incur a material amount of time or cost in such identification or quantification, that Lender shall promptly reimburse to the Borrower such amount as such Lender determines in its sole opinion (acting in good faith) to be the proportion of the Tax Credit which will leave the Borrower in no better or worse position that it would have been if the Tax Payment had not been required but only to the extent it is able to do so without prejudice to the retention of the Tax Credit. Each Lender shall have sole discretion (acting reasonably) as to whether to claim any Tax Credit and, if it does claim the extent, order and manner in which it does so; no Lender shall be under an obligation to organise its affairs in a manner which enable a Tax Credit to be obtained or to claim relief from tax on its profits or to disclose details of its tax affairs or any other confidential information. If the relevant Tax Credit is subsequently disallowed or cancelled, the Borrower shall reimburse to the relevant Lender the amount paid to the Borrower pursuant to this Clause promptly on receipt of notice from such Lender of such disallowance or cancellation.

14.

Increased Costs

14.01

If by reason of (a) the introduction of or any change in law, statute, rule, treaty or regulation after the date hereof or in its interpretation or administration and/or (b) compliance with any request from or requirement of any central bank or other fiscal, monetary, regulatory (including self-regulatory) or other authority (whether or not having the force of law) (including, without limitation, a request or requirement which affects the manner in which a Lender allocates capital resources to its obligations hereunder and a request or requirement relating to capital adequacy) and/or (c) the introduction of, changeover to or operation of the euro in any member state of the European Union:

(i)

a Lender incurs a cost as a result of its having entered into and/or performing its obligations under the Financing Documents and/or assuming or maintaining a commitment under the Financing Documents and/or making one or more Advances hereunder, or

(ii)

a Lender suffers a reduction in the rate of return on its capital or any class thereof as a result of it having entered into and/or performing its obligations under the Financing Documents and/or assuming or maintaining a commitment under the Financing Documents and/or making one or more Advances hereunder; or

(iii)

there is any increase in the cost to a Lender of funding or maintaining all or any of the advances comprised in a class of advances formed by or including the Advances made or to be made by it hereunder; or

(iv)

there is a reduction in any amount payable to a Lender;

then the Borrower shall from time to time on demand of the Agent, promptly pay to the Agent for the account of that Lender amounts sufficient to compensate that Lender for, as the case may be, (a) such cost, or (b) such reduction in such rate of return (or such proportion of such reduction as is in the opinion of that Lender, attributable to its obligations hereunder) or (c) such increased cost (or such proportion of such increased cost as is, in the opinion of that Lender acting reasonably, attributable to its funding or maintaining Advances hereunder) in each case except to the extent recoverable under Mandatory Costs or (d) such reduction in amount payable (or such proportion of such reduction as is, in the opinion of that Lender, attributable to its funding or maintaining Advances hereunder).

14.02

A Lender intending to make a claim pursuant to Clause 14.01 shall notify the Agent of the event by reason of which it is entitled to do so upon its becoming aware of the same, whereupon the Agent shall notify the Borrower thereof. The Borrower may (within 30 days of any such notification by the Agent to the Borrower) on not less than five business days written notice by the Borrower to the Agent prepay such Lender's share of all (but not some only) Advances and on the giving of such notice:

(i)

such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii)

if the Agent on behalf of such Lender so requires, the Borrower shall on the expiry of such notice prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

14.03

Notwithstanding Clause 14.01 above, the Borrower shall not be obliged to make any payment pursuant thereto to the extent that the relevant cost, increased cost, reduction or liability:

(a)

represents Taxation on, or a change in the rate of Taxation on, the overall net income or profits of the Agent or the relevant Lender;

(b)

results from the Agent or relevant Lender having exceeded some limit or failed to comply with some obligation, if on the date on which the matters referred to in Clause 14.01 took effect the Agent or relevant Lender did not (and was not committed to) exceed such limit or breach such obligation;

(c)

is incurred in consequence of the implementation of the matters set out in the report of the Basle Committee on Banking Regulations and Supervisory Practices dated July 1988 and entitled “International Convergence of Capital Measurement and Capital Standards” (including in particular but without limitation any notice or directive of the Bank of England, the Financial Services Authority or any other authority implementing the same in the United Kingdom) unless it results from any change in, or the interpretation or application of, such matters after the date of this Agreement.

15.

Illegality

15.01

If at any time hereafter it becomes unlawful for a Lender to make, fund or allow to remain outstanding all or any of the Advances made or to be made by it hereunder, then that Lender shall, promptly after becoming aware of the same, deliver to the Borrower through the Agent a certificate to that effect and:

(i)

such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Available Commitment shall be immediately reduced to zero; and

(ii)

if such Lender so notifies the Agent (which shall forthwith notify the other parties hereto), such Lender's participation in Advances under Tranche B shall not be capable of renewal under Clause 10.04 and 10.05 and the Borrower shall on such date as the law so requires, prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

16.

Mitigation

If circumstances arise in respect of any Lender which would, or would upon the giving of notice, result in:

(i)

the Borrower being obliged to pay to such Lender additional amounts pursuant to Clause 12.01 or Clause 14.01; or

(ii)

the Borrower being obliged to repay such Lender's share in all or any Advances pursuant to Clause 15;

then, without in any way limiting, reducing or otherwise qualifying the Borrower's obligations under this Part 5, such Lender shall, take such reasonable steps as may be open to it to mitigate the effects of such circumstances including the transfer of its lending office to another jurisdiction or the assignment and transfer subject to Clause 32.01(ii) of its rights and obligations hereunder to another bank or financial institution, in each case acceptable to the Borrower and which is willing to participate in the Facility, PROVIDED ALWAYS THAT such Lender shall be under no obligation to make any such transfer or assignment and transfer, in such Lender's opinion, it would or might have an adverse effect upon its business, operations or financial condition or the management of its Taxation affairs.

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PART 6

REPRESENTATIONS AND WARRANTIES, COVENANTS,
COVENANTS AND EVENTS OF DEFAULT

17.

Representations and Warranties

17.01

The Borrower represents and warrants to the Agent and the Lenders that:

(i)

each member of the Group is a corporation duly organised and validly existing under the laws of Scotland (in the case of the Borrower) and under the laws of its jurisdiction of incorporation in the case of each of the Borrower's subsidiaries, with power to enter into the Transaction Documents to which it is a party and to exercise its rights and perform its obligations thereunder and all corporate and other action required to authorise the execution by it and each of its subsidiaries of the Transaction Documents to which it or any of them is a party and any other document or instrument executed or delivered or to be executed or delivered by it or any of its subsidiaries thereunder and performance by it and each of its subsidiaries of their respective obligations thereunder has been duly taken;

(ii)

the Transaction Documents constitute legal, valid and binding obligations of each member of the Group which is a party thereto and (subject to the Reservations) are enforceable in accordance with their respective terms;

(iii)

it is not required or entitled at the date of this Agreement to make any deduction, withholding or set-off from any payment it may make under any of the Financing Documents to any Qualifying Bank;

(iv)

the execution and delivery of the Transaction Documents and the performance by each member of the Group of its obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit or its Memorandum or Articles of Association or equivalent constitutional documents and all acts, conditions and things required to be done, fulfilled and performed in order (a) to enable it lawfully to enter into, exercise its rights under and perform the obligations expressed to be assumed by it in the Transaction Documents and (b) to ensure that the obligations expressed to be assumed by it in the Transaction Documents are legal, valid and binding, have been undertaken;

(v)

no Event of Default has occurred and is continuing;

(vi)

the Accounts were prepared in accordance with UK GAAP consistently applied and give a true and fair view in all material respects of the financial condition of the Borrower and of each Target and its subsidiaries (as applicable) at the date as of which they were prepared (save to the extent that any divergence from such view would not result in or would be unlikely to have a Material Adverse Effect) and there has been no material adverse change in the financial condition or prospects of the Borrower or of any Target and its subsidiaries since that date;

(vii)

the management accounts of the Borrower and of each Target and its subsidiaries for the period to 30 May 2000 were prepared with reasonable care and attention and accurately represent in all material respects the financial condition and performance of the Borrower and of each Target and its subsidiaries at the date as of which they were prepared (save to the extent that any inaccuracy would not result in or would be unlikely to have a Material Adverse Effect) and there has been no material adverse change in the financial condition or prospects of the Borrower or any Target and its subsidiaries since that date;

(viii)

the factual information contained in the Accountants' Report and in the Due Diligence Reports was true in all material respects as at their respective dates, all written information provided by the Borrower and its agents and advisers to the Agent and the Lenders was true in all material respects as at the date it was provided and all projections and statements of belief contained in the Accountants' Report or made by or on behalf of the Borrower were based on reasonable assumptions, were made in good faith and did not fail to disclose any matter the non-disclosure of which would make such information, projections or statements of opinion incorrect or misleading in any material respect;

(ix)

it has no reason to believe that any representation or warranty (as qualified by any related disclosure letter) given by any party to the Share Purchase Agreement is untrue or inaccurate in any material respect;

(x)

no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(xi)

no member of the Group has any indebtedness other than Permitted Indebtedness;

(xii)

the execution of the Transaction Documents and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its or its subsidiaries’ present or future revenues or assets other than as permitted by the Financing Documents;

(xiii)

the execution of the Transaction Documents and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a Material Adverse Effect;

(xiv)

to the best of its knowledge and belief, no litigation, arbitration or administrative proceedings are current or pending or, to its knowledge, threatened against it or any of its subsidiaries which would if adversely determined have a material and adverse effect on their respective abilities to perform their obligations under the Financing Documents;

(xv)

each member of the Group has good and marketable title to or valid leases or other appropriate licence, authorisation or consent to use of all assets necessary to carry on its business as presently conducted other than those the absence of which would have no material effect on the business of the Group;

(xvi)

each member of the Group has all licences, consents, authorisations, approvals and registrations necessary for the conduct of its business as presently conducted other than those the absence of which would have no material effect on the business of the Group and all those licences, consents, authorisations, approval and regulations are in full force and effect;

(xvii)

a member of the Group beneficially owns or licences all of the intellectual property rights necessary for and material to the business of the Group and none of such rights are, to the knowledge of any member of the Group, being infringed by any third party;

(xviii)

each member of the Group has obtained all requisite Environmental Permits and has at all times complied with the terms and conditions of all requisite Environmental Permits and with Environmental Laws;

(xix)

each member of the Group is resident in the United Kingdom for tax purposes;

(xx)

subject to the terms of the Inter Creditor Agreement, the claims of the Agent and the Lenders under the Financing Documents will rank at least pari passu with all its other present and future obligations other than obligations preferred solely by any bankruptcy, insolvency or other similar laws of general application;

(xxi)

with effect from Option Completion, the group organisation chart set out in Schedule 6 contains the name of each member of the Group and accurately sets out the legal and beneficial ownership of each member of the Group specified therein.

17.02

The representations and warranties set out in Clause 17.01 shall survive the execution hereof and (other than the warranties set out in (iii), (viii), (ix), (x), (xi), (xiii), (xiv) and (xxi)) be made on the date of this Agreement and on the Completion Date and on the making of each Advance and shall be deemed to be repeated at the beginning of each Interest Period and Term with reference to the facts and circumstances then subsisting as if made at such time and as if references in Clauses 17.01(vi) and (vii) to the Accounts and to the management accounts were references to the latest audited consolidated financial statements of the Group and to the latest Monthly Management Accounts delivered to the Agent in accordance with the terms of Clause 18 provided that the words “in all material respects” and “(save to the extent that any divergence from such view would not result in or would be unlikely to have a Material Adverse Effect)” shall be disregarded where they appear in Clause 17.01(vi) for the purposes of such repetition in respect of any audited or unaudited accounts which relate to any period after Completion and the words “(save to the extent that any inaccuracy would not result in or would be unlikely to have a Material Adverse Effect)” shall be disregarded where they appear in Clause 17.01(vii) for the purposes of such repetition in respect of any audited or unaudited accounts which relate to any period after Completion.

18.

Financial Information and Board Representation

18.01

The Borrower shall:

(i)

as soon as the same become available, but in any event within 90 days after the end of each of its financial years, deliver to the Agent in sufficient copies for the Lenders the audited consolidated financial statements of the Group for such financial year together with (a) a statement by the Borrower reconciling such financial statements with the relevant projections specified in Clause 18.01(iii), (b) a copy of the audited financial statements of each member of the Group for its most recently ended financial year, and (c) a compliance certificate by the finance director of the Borrower certifying whether the financial covenants in Clause 20 for that financial year have been complied with, supported by reasonably detailed calculations;

(ii)

as soon as the same become available, but in any event within 28 days after the end of each Monthly Accounting Period, deliver to the Agent in sufficient copies for the Lenders the Monthly Management Accounts of the Group for such period together with (a) a statement reconciling such accounts with the relevant projections specified in Clause 18.01(iii) and reporting on the activities and performance of the Group during such period, (b) a copy of the unaudited financial statements of such members of the Group for its most recently ended Monthly Accounting Period and (c) (with effect from the date falling 90 days after the date hereof) a commentary from the chief executive or finance director of the Group;

(iii)

not later than 21 days prior to the beginning of each of its financial years, deliver to the Agent in sufficient copies for the Lenders the Group's projected consolidated balance sheet, projected consolidated cash flow statement, projected consolidated profit and loss account and capital expenditure budget, in each case on a monthly and quarterly basis for the forthcoming financial year;

(iv)

not later than 28 days after the end of each Quarterly Accounting Period deliver to the Agent a certificate signed by two directors of the Borrower (a) confirming that no Event of Default has occurred or if an Event of Default has occurred the steps which are being taken to remedy it and (b) setting out in reasonable detail computations establishing compliance with Clause 20;

(v)

promptly on their dispatch to addressees, deliver to the Agent copies of all notices, reports and other documents dispatched by any member of the Group to its shareholders generally or any class thereof;

(vi)

within 14 days of any director or secretary of the Borrower becoming aware of the same, notify the Agent in writing of details of any litigation, arbitration or any other proceedings before any court, tribunal or administrative body which affects any member of the Group and which involves liability, actual or potential, in excess of £250,000 either individually or when aggregated with associated or connected cases in respect of the same subject matter or grounds of claim;

(vii)

promptly on receipt by the Borrower, deliver to the Agent a copy of any management letter provided by the auditors of the Group to the board of directors of any member of the Group in connection with the annual audit of the Group;

(viii)

within 14 days of being notified of the same (by whatever means) notify the Agent in writing of details of all transfers of any shares in any member of the Group (other than the Borrower);

(ix)

within 14 days of being notified of the same (by whatever means) notify the Agent in writing of the renewal (or lapse) of any of the licences held from time to time by any member of the Group in relation to any Gaming Legislation other than those the lapse of which would have no material effect on the business of the Group;

(x)

promptly on becoming aware of the same, notify to the Agent any circumstances which have given rise to a material and adverse change in the financial condition or prospects of the Group from time to time and which are not otherwise disclosed to the Agent in terms of this Agreement; and

(xi)

from time to time on request of the Agent, furnish the Agent with such information about the business and financial condition of the Group as the Agent may reasonably require.

18.02

The Borrower shall ensure that:

(i)

each set of its financial statements delivered pursuant to Clause 18.01(i) is prepared on the same basis as was used in the preparation of the Accounts or with such changes as the Agent may agree and in the case of those delivered pursuant to Clauses 18.01(i) and 18.01(ii) in accordance with UK GAAP consistently applied;

(ii)

each set of financial statements delivered by it pursuant to Clauses 18.01(i) and 18.01(ii) shall comprise a profit and loss account and cash flow statement for the relevant period, a balance sheet as at the end of the relevant period and shall be in a format approved by the Agent (acting reasonably);

(iii)

each set of financial statements delivered by it pursuant to Clause 18.01(i) is approved by its board of directors;

(iv)

the Monthly Management Accounts delivered by the Borrower pursuant to Clause 18.01(ii) are approved by the board of directors of the Borrower and certified by a duly authorised officer thereof as having been prepared with reasonable care;

(v)

the capital expenditure budget delivered by it pursuant to sub-Clause 18.01 (iii) gives particulars of each purchase, hire or leasing arrangements or item of capital expenditure with a value of £100,000 or more and is approved by the Agent in writing prior to the commencement of the relevant financial year; and

(vi)

the financial statements delivered by it pursuant to Clause 18.01(i) have been audited by its auditors from time to time.

18.03

A representative of the Agent shall, for so long as there are sums outstanding under the Financing Documents, be entitled to attend meetings of the boards of directors of the Borrower with the prior written consent of the Borrower (not to be unreasonably withheld or delayed) and such other member or members of the Group as the Agent shall elect in the capacity of observer. The Borrower may provide its consent on the basis that the representative of the Agent is not present at any such meeting in respect of specific items of business.

18.04

The Borrower will procure that in the event that the consent referred to in Clause 18.03 is given:-

(i)

the Agent is given at least as much notice of the date, time and place of, and agenda for, all board meetings as is given to every member of the relevant board and, in any event, no less notice than is required to be given under the relevant companies' constitutional documents; and

(ii)

the Agent is supplied with copies of all such notices, reports, written presentations, board papers and other written information as is supplied or distributed to other members of the relevant boards at the same time such notices, reports, written presentations, board papers and other written information are supplied to such other members save to the extent such notices, reports, written presentations, board papers and other written information relates to the specific items of business referred to in the final sentence of Clause 18.03 above.

18.05

The Agent’s representative will attend meetings as an observer only and shall have no rights or liabilities with regard to the direction and/or conduct of the management of the relevant member of the Group by virtue of its being entitled to attend, and attending, board meetings as an observer. The Observer will, however, be entitled to speak at, and to be heard at, board meetings but will not have a vote at board meetings, and will not be, or be entitled to be, counted in the quorum for any board meeting.

18.06

The reasonable expenses of the Observer attending board meetings shall be for the account of the Borrower and shall be discharged by the Borrower promptly upon demand being made therefor.

18.07

Notwithstanding any other provision of this Agreement, the Borrower shall procure that members of the board of the directors of the Borrower shall meet with the Agent at any time upon the reasonable request of the Agent for so long as there are sums outstanding under the Financing Documents but not more than once in any three month period.

19.

Covenants

19.01

The Borrower shall and shall procure that each other member of the Group shall (except with the prior written consent of the Agent):

(i)

comply with all of the obligations and undertakings expressed to be assumed by it under the Transaction Documents;

(ii)

do all that is necessary to maintain in full force and effect its corporate existence and the corporate existence of each of its subsidiaries (save for any Non-Trading Subsidiary) and obtain and comply with (and procure that each other member of the Group obtains and complies with) all authorisations, approvals, licences and consents required in or by the laws and regulations of the United Kingdom and any other jurisdiction in which any member of the Group operates to enable each such member lawfully to enter into and perform its material obligations under the Transaction Documents and to ensure the legality, validity and enforceability of the Transaction Documents and their admissibility as evidence in the United Kingdom;

(iii)

do all that is necessary to maintain in full force and effect all licences, permits and authorisations which any member of the Group requires under any Gaming Legislation in order to operate its business from time to time other than those the absence of which would have no material effect on the business of the Group;

(iv)

maintain (and procure that each other member of the Group maintains) insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as is reasonable and usual for companies carrying on a business such as that carried on by such member of the Group (provided that such cover is at least as comprehensive as that recommended in the Insurance Letter) and procure that on written request a note of the security interest of the Agent and the Lenders is endorsed on all policies of insurance maintained by any member of the Group;

(v)

on the date hereof and from time to time hereafter enter into such arrangements as the Agent and the Borrower may agree in order to hedge against the Group's exposure to fluctuations of interest rates and foreign exchange rates in accordance with the terms of the Hedging Policy Letter;

(vi)

do (and shall procure that each other member of the Group does) all that is or may be reasonably necessary or advisable to preserve and protect (and refrain from doing, causing or permitting to be done anything which might be reasonably expected to have a material adverse effect on or terminate) their respective rights to use, or the validity or enforceability of, any patent, registered design, know-how, trade secret, copyright, domain names, trade mark or similar intellectual property right (whether registered or not) which at any time is owned or used by or is the subject of any licence or permission in favour of any member of the Group;

(vii)

on receipt of reasonable notice from the Agent permit the Agent and any person authorised by the Agent to have, at all reasonable times during normal business hours, access to its premises and accounting books and records and those of each other member of the Group to make extracts from and take copies of its accounting records;

(viii)

promptly after becoming aware of the same, inform the Agent of the occurrence of any Event of Default or Potential Event of Default and upon receipt of a written request to that effect from the Agent confirm to the Agent that, save as previously notified to the Agent or as notified in such confirmation, no such event has occurred;

(ix)

pay and discharge all Taxation which is due for payment (other than Taxation which is being contested in good faith and by appropriate means) and all other lawful claims which would, if unpaid, by law become encumbrances on its assets;

(x)

open and maintain such bank accounts as the Agent and the Borrower may agree;

(xi)

comply with all Environmental Law relating to the receiving, handling, use, storage, accumulation, transportation, generations, spillage, migration, discharge, release and disposal of any Hazardous Substances;

(xii)

procure that any subsidiary which is created or acquired by any member of the Group after the date of this Agreement shall, so far as lawful and to the same extent (and in substantially the same form) as the Obligors, grant all such security to the Lenders or their agent or security trustee as the Agent shall specify;

(xiii)

exercise its rights under the Call Option (as defined in the Share Purchase Agreement) on the Call Option Date (as defined therein) and otherwise in accordance with the terms of the Share Purchase Agreement; and

(xiv)

take such steps as the Agent may require (in the context of the costs and benefits to the Borrower in respect thereof) to pursue any breach of the Share Purchase Agreement by any party thereto other than the Borrower.

19.02

The Borrower shall not and shall procure that no other member of the Group shall (without the prior written consent of the Agent):

(i)

create or permit to subsist any encumbrance over all or any of its present or future revenues or assets other than Permitted Encumbrances;

(ii)

sell or otherwise dispose of any of its assets on terms whereby such assets are or may be leased to or re-acquired or acquired by any member of the Group other than in circumstances where, if such transaction gave rise to an encumbrance, such encumbrance would constitute a lien arising by operation of law in the ordinary course of business;

(iii)

incur or permit to subsist any indebtedness other than Permitted Indebtedness;

(iv)

sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets or any interest therein except for Permitted Disposals.

(v)

make any loans or advance or enter into any guarantee or indemnity other than in respect of Permitted Indebtedness;

(vi)

enter into any merger or consolidation;

(vii)

acquire any business or body corporate, acquire or subscribe for shares or other securities (or any interest therein) or enter into any partnership or joint venture (or interest therein) which would result in the payment of any consideration or the assumption of any liabilities in excess of £2,500,000;

(viii)

incur Capital Expenditure on any asset which when taken together with all other capital assets purchased, hired, leased or acquired and Capital Expenditure incurred by all members of the Group in any financial year of the Borrower set out in Column (1) below has an aggregate market value in excess of the following figures (or their equivalent) set out in Column (2) opposite such year:

(1) Year	(2) £
Year ending 31 December 2001	5,000,000
Year ending 31 December 2002	5,000,000
Year ending 31 December 2003	5,000,000
Year ending 31 December 2004 and thereafter	such amount as is agreed between the Parent and the Agent

provided that, to the extent that in any financial year the amount of Capital Expenditure incurred on assets is less than the amount set out in Column (2) above in relation to any year such amount shall (up to a maximum amount equal to 20% of the amount set out in Column (2)) be carried forward to the following financial year and added to the amount of Capital Expenditure specified in Column (2) above for such financial year but on the basis that any such Capital Expenditure which is not incurred within that year shall cease to be available and shall not in terms of this Clause be carried forward to the following financial year;

(ix)

change its place of residence for tax purposes;

(x)

open or permit to subsist any account at any bank or financial institution except at the request of the Agent;

(xi)

change its auditors without the prior consent of the Agent (such consent not to be unreasonably withheld or delayed and to be deemed if the proposed new auditors are one of the 10 largest firms in the United Kingdom);

(xii)

change the accounting policies of the Group without the prior written consent of the Agent (acting reasonably) from those used in the Accounts unless (a) required to do so in order to ensure that the audited consolidated financial statements of the Group comply with UK GAAP from time to time or (b) such change has no effect on the calculation of, or the ability of the Group to comply with, the financial covenants set out in Clause 20;

(xiii)

make or take steps to make any substantial change in the nature of its business as conducted at the date hereof or carry on any other business which results in any material change in the lines of business carried on by it as at the date hereof;

(xiv)

amend or consent to the amendment of any provision of its memorandum or articles of association or equivalent constitutional documents of any of its subsidiaries;

(xv)

cause or permit any Non-Trading Subsidiary to commence trading or acquire any assets or rights;

(xvi)

amend or waive any provisions of the Acquisition Documents which have, or would be likely to have, an adverse effect on the interests of the Agent and the Lenders under the Financing Documents;

(xvii)

cause or permit any Hazardous Substance to be brought upon, kept or used in or about any property owned or occupied by any member of the Group except for Hazardous Substances used in the ordinary course of business (which Hazardous Substances are kept, used or brought upon such property in accordance with all applicable Environmental Law);

(xviii)

enter into any off balance sheet financing except as is expressly permitted in accordance with the terms of this Agreement; or

(xix)

enter into any arrangements for the hedging of its exposure to floating interest rates other than in terms of the Hedging Documents.

19.03

The Borrower, when requested by the Agent at any time when a breach of Clause 20 is continuing, shall instruct its auditors:

(i)

to review the management accounts provided by the Borrower pursuant to Clause 18.01(ii) in respect of any Monthly Accounting Period;

(ii)

to review the Borrower's working papers supporting such management accounts;

(iii)

on the basis of such reviews to determine whether or not the Borrower is in compliance with Clause 20 in respect of such Monthly Accounting Period and in accordance with the accounting principles and practices employed in the preparation of the Accounts as varied or amended or substituted as agreed by the Agent under the terms of this Agreement; and

(iv)

to report the result of such reviews and computation forthwith to the Agent.

19.04

Deleted.

19.05

Deleted.

19.06

The Borrower shall report to the Agent on the progress of negotiations in relation to the execution of the ITV Contract or the preparation of the Agreed Financial Model or the Updated Projections (as applicable) from time to time and when requested to do so by the Agent.

20.

Financial Covenants

20.01

Interest Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of EBITDA to Total Interest for the Test Period ending on such Test Date shall not be less than the ratio set out in Column (2) opposite that period:-

(1) Period	(2) Ratio
Completion to 31 March 2001	1.0 :1
1 April 2001 to 31 December 2001	1.25 :1
1 January 2002 to 31 December 2002	1.75 :1
1 January 2003 and thereafter	2.0 :1

20.02

Debt Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of Bank Borrowings (as at such Test Date) to EBITDA for the Test Period ending on such Test Date shall not be more than the ratio set out in Column (2) opposite that period:-

(1) Period	(2) Ratio
Completion to 31 March 2001	8.0 :1
1 April 2001 31 December 2002	7.5 :1
1 January 2003 to 31 December 2004	6.0 :1
1 January 2005 and thereafter	5.0 :1

20.03

Deleted.

20.04

For the purpose of this Clause 20, Bank Borrowings, EBITDA and Total Interest shall each be ascertained from the audited consolidated financial statements of the Group and the Monthly Management Accounts most recently made available to the Agent in accordance with Clause 18.01(ii) or otherwise as determined in accordance with Clause 19.03.

20.05

In the event that any of the accounting policies or principles adopted by the Group are amended or changed in any way after the date of this Agreement, the Borrower and the Agent shall negotiate in good faith in order to make such amendments to this Agreement as are agreed (in the opinion of the Lenders acting reasonably) in order to ensure that the terms of Clause 20 give the Lenders comparable protection to that contemplated at the date of this Agreement.

20.06

In the event of a breach of any of the provisions of this Clause 20 the Lenders shall be entitled to:-

(i)

instigate such legal and financial investigations of the affairs of the Group as they may consider appropriate in the event that they are not able to reach agreement with the Borrower on the steps required to remedy and/or investigate such breach. For that purpose, the Lenders may instruct such professional advisers as they may consider necessary in order to prepare or assist them to prepare such reports as they may consider appropriate. The Borrower and its officers shall co-operate fully with the Lenders and such professional advisers in the preparation of such reports and the carrying out of such investigations and shall make payment of all fees, costs and expenses incurred in connection therewith; and/or

(ii)

require that the Borrower and each of its subsidiaries (or any of them) shall grant to the Agent for the Lenders such security documents as the Lenders may require together with such guarantees and other documents as the Lenders may require in relation thereto.

21.

Events of Default

21.01

If:

(i)

the Borrower fails to pay any principal sum due from it hereunder in the manner specified herein and on the due date for payment thereof or any other sum within five days of the due date for payment thereof; or

(ii)

any warranty, representation or statement made in any of the Financing Documents or in any notice or other document, certificate or statement delivered pursuant thereto or in connection therewith or repeated at any time in accordance with the terms thereof proves (in the reasonable opinion of the Agent) to have been incorrect or misleading in any material respect and, if the relevant matter is capable of remedy, such matter is not remedied within 14 days after the Agent has given notice thereof to the Borrower; or

(iii)

the Borrower fails to perform or comply with any of the obligations expressed to be assumed by it in Clauses 19.02 (i), (ii), (iii), (iv) and (v) and 20; or

(iv)

any member of the Group fails to perform or comply with any other obligation expressed to be assumed by it in the Financing Documents and such failure, if capable of remedy or cure, is not remedied or cured within 14 days of the earlier of (a) the Borrower becoming aware of such matter or (b) the Agent has given notice thereof to such member of the Group; or

(v)

any indebtedness of any member of the Group in excess of £500,000 is not paid when due (after allowing for any applicable grace period) or any indebtedness of any member of the Group in excess of £500,000 is declared to be or otherwise becomes due and payable prior to its specified maturity or, in the case of any indebtedness without a specified maturity, repayment is demanded by the creditor by reason of default of any member of the Group or any undrawn facilities are withdrawn by any creditor by reason by default or financial difficulties on the part of such member of the Group; or

(vi)

any member of the Group (save for any Non-Trading Subsidiary) is unable to pay their debts as they fall due or otherwise is or becomes insolvent, commences negotiations with any one or more of its creditors with a view to the general re-adjustment or re-scheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors other than as part of a solvent reconstruction with the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); or

(vii)

any member of the Group (other than any Non-Trading Subsidiary) takes any corporate action or legal proceedings (other than any litigation or other proceedings which are in the opinion of an Instructing Group frivolous or vexatious or are withdrawn at least five business days prior to the date fixed for the first hearing of such matter) are started for its winding-up, dissolution or re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a material part of its revenues and assets other than with the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); or

(viii)

any distress, execution, attachment or other process (other than any litigation or other proceedings which are in the reasonable opinion of an Instructing Group frivolous or vexatious or are withdrawn at least five days prior to the date fixed for the first hearing of such matter) affects any asset of any member of the Group in respect of a liability in excess of £500,000 (or its equivalent); or

(ix)

anything analogous to or having a substantially similar effect to any of the events specified in sub-Clauses (vii) or (viii) above occurs in any applicable jurisdiction; or

(x)

any member of the Group (other than the Borrower and any Non-Trading Subsidiary) ceases to be a wholly owned Subsidiary of the Borrower on or after Completion save as permitted by this Agreement or with the prior written consent of the Lenders or where such member of the Group ceasing to be a wholly owned Subsidiary of the Borrower will not have a Material Adverse Effect; or

(xi)

any member of the Group (save for any Non-Trading Subsidiary) ceases or takes steps to cease to carry on all or a substantial part of its business other than with the prior written consent of the Lenders save where such member of the Group ceasing to carry on all or a substantial part of its business will not have a Material Adverse Effect; or

(xii)

the Borrower repudiates this Agreement; or

(xiii)

any authorisation, approval, consent, licence, exemption, filing, registration or notarisation or other requirement necessary to enable any member of the Group to conduct its business or to perform its obligations under any Financing Document to which it is a party is modified, revoked or withheld or does not remain in full force and effect other than those modifications, revocations or withholdings which do not have any material adverse effect on the conduct of the business of the Group; or

(xiv)

at any time it is unlawful for the Borrower (a) to pay any amount owing by it under the Financing Documents, (b) to perform any of its other material obligations under any Financing Document to which it is a party or (c) to own its assets or carry on its business; or

(xv)

the authority of any member of the Group (save for any Non-Trading Subsidiary) to conduct its business is wholly or substantially curtailed by any seizure or intervention by or on behalf of any governmental authority so that the ability of such member or any other members of the Group (save for any Non-Trading Subsidiary) to comply with its obligations under any of the Financing Documents is (in the reasonable opinion of an Instructing Group) materially affected; or

(xvi)

the Borrower’s auditors qualify their report to the audited consolidated accounts of the Borrower in any way which is (in the reasonable opinion of an Instructing Group) material in the context of the Facility; or

(xvii)

any litigation, arbitration or administrative proceedings are instituted against any member of the Group which if adversely determined would have a material and adverse effect on such member's abilities to perform its obligations under the Financing Documents (disregarding for this purpose any litigation or other proceedings which are in the reasonable opinion of an Instructing Group frivolous, vexatious or which otherwise have no reasonable prospect of resulting in such a material and adverse effect); or

(xviii)

the memorandum or articles of association of the Borrower is amended in any way which is (in the reasonable opinion of an Instructing Group) adverse to the interests of the Agent or any of the Lenders; or

(xix)

any circumstances arise (including but not limited to any change in the business, assets financial condition or prospects of any member of the Group) which result in a Material Adverse Effect;

then, and in any such case and at any time thereafter whilst such Event of Default shall be continuing unremedied or unwaived the Agent may, and if so instructed by an Instructing Group shall, by written notice to the Borrower:

(a)

declare the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or declare the Advances to be due and payable on demand of the Agent; and/or

(b)

declare that any undrawn portion of the Facility shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Lender shall be reduced to zero.

21.02

If, pursuant to Clause 21.01, the Agent declares any of the Advances to be due and payable on demand of the Agent then, and at any time thereafter, the Agent if so instructed by an Instructing Group shall by written notice to the Borrower:

(i)

call for repayment of the Advances on such date as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder); or

(ii)

withdraw its declaration with effect from such date as it may specify in such notice; and/or

(iii)

select a period of six months or less as the duration of any Interest Period which begins whilst such declaration remains in effect.

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